DESCRIPTION OF CAPITAL STOCK
General
The authorized capital stock of Southwest Gas Holdings, Inc. consists of (1) 120,000,000 shares of Southwest Gas Holdings, Inc. common stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock, with a $20.00 par value. As of February 18, 2026, there were issued and outstanding 72,269,125 shares of Southwest Gas Holdings, Inc. common stock and no shares of Southwest Gas Holdings, Inc. preferred stock or preference stock. No other classes of capital stock are authorized under our certificate of incorporation.
Common Stock
We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below.
Voting Rights. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, including the election of directors.
Dividends. The holders of Southwest Gas Holdings, Inc. common stock are entitled to receive such dividends as the board of directors of Southwest Gas Holdings, Inc. (the “Board”) may from time to time declare, subject to any rights of holders of outstanding shares of Southwest Gas Holdings, Inc. preferred stock.
Liquidation. In the event of any liquidation, dissolution or winding up of Southwest Gas Holdings, Inc., whether voluntary or involuntary, the holders of shares of Southwest Gas Holdings, Inc. common stock, subject to any rights of the holders of outstanding shares of Southwest Gas Holdings, Inc. preferred stock, are entitled to receive any remaining assets of Southwest Gas Holdings, Inc. after the discharge of its liabilities.
Rights and Preferences. Holders of Southwest Gas Holdings, Inc. common stock are not entitled to preemptive rights to subscribe for, or purchase any part of, any new or additional issue of stock or securities convertible into stock. Southwest Gas Holdings, Inc. common stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.

Preferred Stock
Our certificate of incorporation authorizes the Board, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, without par value, in one or more series and to fix the rights, preferences, privileges and restrictions granted to, or imposed upon, any such wholly unissued series.

Certain Anti-Takeover Matters
Our certificate of incorporation and bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest Gas Holdings, Inc. stock or delaying or preventing a change in control of Southwest Gas Holdings, Inc. The material provisions which may have such an effect are:
•provisions requiring a super-majority vote by holders of common stock in order to approve certain types of business combinations;
•a provision permitting the Board to make, amend or repeal the bylaws;
•authorization for the Board to issue preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);
•advance notice procedures with respect to proposals other than those adopted or recommended by the Board;

•provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Southwest Gas Holdings, Inc. common stock entitled to vote; and
•provisions requiring director nominees nominated by a stockholder (each such person, a “Stockholder Nominee”) for election to the Board to provide us with certain information with respect to information and agreements between the Stockholder Nominee and any Stockholder Associated Person (as defined in our amended and restated bylaws).

 Transfer Agent and Registrar
Equiniti Trust Company, LLC is the registrar and transfer agent for our common stock.

Listing
Our common stock is listed on the New York Stock Exchange under the symbol “SWX”.